MORRISON & FOERSTER LLP

2000 Pennsylvania Avenue, N.W., Suite 5500

Washington, D.C. 20006-1888

August 15, 2007

Writer’s Direct Dial Number
(202) 887 -1530

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust

Registration Nos. 333-89661; 811-09645

Ladies and Gentlemen:

On behalf of Columbia Funds Series Trust (the “Trust”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 a copy of the preliminary proxy statement (the “Proxy Statement”), form of proxy and notice of special meeting of shareholders to be provided to shareholders of Columbia Marsico Growth Fund, Columbia Marsico Focused Equities Fund, Columbia Marsico Columbia Marsico 21st Century Fund, Columbia Marsico International Opportunities Fund and Columbia Multi-Advisor International Equity Fund (the “Funds”), each a series of the Trust, in connection with a special meeting to be held on October 22, 2007.

Shareholder proxies are being solicited for the Funds to approve new investment sub-advisory agreements with Marsico Capital Management, LLC. Proxy materials are expected to be mailed to shareholders on or about September 7, 2007.

If you have any questions, please contact Marticha L. Cary at (202) 778-1660 or me at the number indicated above.

Very truly yours,

/s/ Marco E. Adelfio
Marco E. Adelfio